

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 11, 2017

Timothy Holly
Chief Executive Officer
Atlan Media Inc.
1075 N. Peachtree Street, Suite 3650
Atlanta, GA 30309

> **Re:** **Atlan Media Inc.**
> **Form 8-K**
> **Filed February 14, 2017**
> **File No. 000-55694**

Dear Mr. Holly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note you disclosed in your Form 8-K that you changed your name and you executed a reverse stock split. We also note that you are a reporting company subject to Section 12(g) of the Securities Exchange Act of 1934. As such, please tell us whether security holders were advised of the name change and the reverse stock split by virtue of being mailed a definitive information statement and, if so, why you have not yet filed the information statement in definitive form. Please see Rule 14c-5(b) of Regulation 14C, which requires that you file a copy of the definitive information statement, in the form in which it is furnished to security holders, with the Commission no later than the date the information statement is first sent or given to security holders.

2. We note that according to the website of the Secretary of State of Nevada, your company, now known as Wussler Worldwide Media Company, has been dissolved. Please provide us with an update of the status of your corporate existence.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at (202) 551-3342, Attorney, Jacqueline Kaufman, Attorney at (202) 551-3797 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products